Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges for the Years Ended 2010,

2011, 2012 and 2013 and the Nine Months Ended September 30, 2014

The following table sets forth the historical ratios of earnings to fixed charges for Puma Biotechnology, Inc. and its consolidated subsidiary for the periods indicated.

	Year Ended December 31,				Nine Months Ended September 30,
	2010 (x)	2011	2012	2013	2014
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

(x)	From inception (September 15, 2010) through December 31, 2010.

For purposes of calculating the ratio of earnings to fixed charges, earnings (loss) consist of income (loss) before income taxes plus fixed charges. Fixed charges include interest expense, non-cash interest expense and other, and an estimate of the interest expense within rental expense.

We incurred net losses of approximately $0.007 million, $10.2 million, $74.4 million, $54.7 million and $94.5 million for the years ended December 31, 2010, 2011, 2012, 2013 and the nine months ended September 30, 2014, respectively, and did not have any fixed charges for such periods. Accordingly, we are unable to disclose a ratio of earnings to fixed charges for such periods.